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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. __1__)*

                        THE ASHTON TECHNOLOGY GROUP, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
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                                 (CUSIP Number)

     (516) 487-1446
 Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                  June 27, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No.  045084-10-0                           Page _________ of _______ Pages
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David N. Rosensaft
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     S(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- --------------------------------------------------------------------------------
    NUMBER OF    7  SOLE VOTING POWER
     SHARES              750,000
  BENEFICIALLY   ---------------------------------------------------------------
                 8  SHARED VOTING POWER
    OWNED BY
      EACH       ---------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
    REPORTING
                         750,000
     PERSON      ---------------------------------------------------------------
      WITH
                10  SHARED DISPOSITIVE POWER
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.99%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------

                                  SCHEDULE 13 D


Item 1.   Security and Issuer
- ------

     This statement relates to the shares of Common Stock, $.01 par value, of The Ashton Technology Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 10420 Little Patuxent Parkway, Suite 490, Columbia, Maryland 21044-3559.

Item 2.   Identity and Background
- ------

     (a)  David N. Rosensaft

     (b) C/o the Ashton Technology Group, Inc., 10420 Little Patuxent Parkway, Suite 490, Columbia, Maryland 21044-3559

     (c)  Consultant

     (d)  Not applicable

     (e)  Not applicable

     (f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration
- ------

          Not Applicable

Item 4.   Purpose of Transactions
- ------

          Not Applicable

Item 5.   Interest in Securities of the Issuer
- ------

               (a) - (c) As of July 9, 1996, the Issuer has 7,562,500 shares issued and outstanding, 750,000 shares of which representing 9.9% of the outstanding shares are beneficially owned directly by Mr. Rosensaft. On March 15, 1996, Mr. Rosensaft granted to The Dover Group, Inc. options to purchase 150,000 shares of the Issuer's Common Stock owned by Mr. Rosensaft. The exercise price of the options is $1.50 per share, of which he received $.10 per share in consideration of the grant of the options.
          These options were exercised on June 27, 1996. As of July 9, 1996, Mr. Rosensaft has the sole voting and dispositive power as to all 750,000 shares.

          (d) - (e) Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
- ------
          to the Securities of the Issuer

          Not Applicable

Item 7.   Materials to be filed as Exhibits
- ------

          Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 10, 1996

Reporting Person:   David N. Rosensaft

Signature      /s/ David N. Rosensaft
         -------------------------------------


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